BlackRock Maryland Municipal Bond Trust (the, “Registrant”)

77(I)
Terms of new or amended securities

A copy of (i) the Registrant's  Amendment to the Statement of Preferences of Variable Rate Demand Preferred Shares, dated as of April 23, 2013 (the "Amendment") and (ii) the Amendment to the Notice of Special Rate Period for the Registrant’s Series W-7 Variable Rate Demand Preferred Shares, dated April 23, 2013 and filed with the Registrant's books and records (the "Amendment to the Notice of Special Rate Period") are attached under sub-item 77Q1(a).

The Amendment contains a description of amendments to the Registrant's Statement of Preferences of Variable Rate Demand Preferred Shares. The Amendment to the Notice of Special Rate Period contains a description of amendments to the terms of the Series W-7 Variable Rate Demand Preferred Shares that is applicable during the Special Rate Period (as defined therein).